amec

CERTIFICATE OF QUALIFICATION

The undersigned hereby states that:

1.	As of the date hereof, I am a professional employed as Manager Financial Services, by AMEC Americas Ltd located at Suite 400, 111 Dunsmuir Street, Vancouver, British Columbia V6B 5W3, and I participated in the preparation of the financial analysis section of a Technical Report for Birch Mountain Resources relating to the Muskeg Valley project (the "Report"), dated 02 February 2004.

2.	I am a graduate of the University of British Columbia in Geological Engineering in 1972 and Simon Fraser University with a degree of Master of Business Administration in 1988, and have practiced my profession continuously since 1972;

3.	I am a member of the Association of Professional Engineers and Geoscientists of British Columbia;
4.	I do not own or expect to receive any interest (direct, indirect or contingent) in the property described herein, not in the securities of the Issuer in respect of services rendered in the preparation of the Report;

5.	I have read NI 43-101 and Form 43-101F1 and I believe that this report has been prepared in compliance with National Instrument 43-101and Form 43-101F1.
6.	By virtue of my qualifications and experience, I am a Qualified Person as defined by National Instrument 43-101
7.	For purposes of the Report, I am an Independent Person as defined by NI 43-101.
8.	I am not aware of any material fact or material change not reflected in this Report, the omission to disclose which makes this Report misleading.

Dated this 2nd day of February 2004

AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604-664-3471
Fax +1 604-664-3057